Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Portfolio. Accordingly, the following amounts have been reclassified for December 31, 2006. Net assets of the Portfolio were unaffected by the reclassifications.

                                        INCREASE TO
      INCREASE TO                   ACCUMULATED NET
      ACCUMULATED NET                 REALIZED LOSS
      INVESTMENT INCOME              ON INVESTMENTS4
      ---------------------------------------------
      $5,291,201                         $5,291,201

4. $5,291,201, including $4,420,304 of long-term capital gain, was distributed in connection with Fund share redemptions.